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                                                                     -----------------------------
                                  UNITED STATES                      SEC FILE NUMBER
                                                                     1-12541
                       SECURITIES AND EXCHANGE COMMISSION            -----------------------------
                                                                     CUSIP NUMBER
                             Washington, D.C. 20549                  046613 10 5
                                                                     -----------------------------
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K   [ ] Form 20-F [X] Form-11K [ ] Form 10-Q   [ ] Form N-SAR

               For Period Ended:    June 30, 2001
                                 -------------------------
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:         Not applicable
                                               --------------------------------

Read instructions (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable
----------------------------------------------------------------------------------------------------

Part  1 - REGISTRANT INFORMATION

Atchison Casting Corporation on behalf of the LaGrange Foundry, Inc. 401(k) Savings and Defined
Contribution Plan  (the "Plan")
----------------------------------------------------------------------------------------------------
Full Name of Registrant

        Not applicable
----------------------------------------------------------------------------------------------------
Former Name if Applicable

        400 South Fourth Street
----------------------------------------------------------------------------------------------------
Address of principal executive office

        Atchison, Kansas 66002
----------------------------------------------------------------------------------------------------
City, state and zip code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |   (a)The reasons described in reasonable detail in Part III of this form could not be
     |      eliminated without unreasonable effort or  expense;
     |
     |   (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form
     |      20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth
[X]  |      calendar day following the prescribed due date; or the subject quarterly report or
     |      transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
     |      calendar day following the prescribed due date; and
     |
     |   (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been
     |      attached if applicable.

PART III - NARRATIVE

The Plan is unable to timely file, without unreasonable effort or expense, a
Form 11-K for the fiscal year ended June 30, 2001 because the Plan's auditors did not receive in a timely manner certain information that is necessary for the auditors to complete their audit of the Plan.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

         Kevin T. McDermed             (913)                   367-2121
--------------------------------------------------------------------------------
              (Name)                (Area code)               (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X ] No*

     *Atchison Casting Corporation did not timely file its Form 10-Q for the
     -----------------------------------------------------------------------
     period ended September 30, 2000 or the period ended December 31, 2000.
     -----------------------------------------------------------------------
     Atchison Casting Corporation's 10-K filing for the period ended June 30,
     -----------------------------------------------------------------------
     2001 received a 12b-25 extension, and the filing was made by the extended
     -------------------------------------------------------------------------
     deadline. In addition, seven plans of Atchison Casting Corporation received
     ---------------------------------------------------------------------------
     a 12b-25 filing extension for their 11-Ks for the fiscal year ended June
     ------------------------------------------------------------------------
     30, 2000. Certain of these 11-K filings, including a filing by the Plan,
     ------------------------------------------------------------------------
     were not made by the extended deadline.
     --------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Atchison Casting Corporation on behalf of the LaGrange Foundry, Inc. 401(k) Savings and Defined
Contribution Plan  (the "Plan")
-----------------------------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                            ATCHISON CASTING CORPORATION,
                                            the parent of LaGrange Foundry, Inc.,
                                            the Administrator of the Plan

Date December 27, 2001                     By  /s/ Kevin T. McDermed
     -----------------                        ------------------------------------
                                           Kevin T. McDermed
                                           Vice President, Chief Financial Officer,
                                           Treasurer and Secretary